DYNEGY ACQUISITION, INC.

1000 Louisiana Street, Suite 5800

Houston, Texas 77002

February 12, 2007

Via EDGAR and Facsimile: (202) 772-9204

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549-7010

Attn:	Mr. H. Christopher Owings

Ms. Mara Ransom

Mr. Kurt Murao

Mr. Jim Allegretto

Mr. Scott Ruggiero

Re:	Dynegy Acquisition, Inc.

Registration Statement on Form S-4, File No. 333-139221

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, Dynegy Acquisition, Inc. hereby requests acceleration of the effective time of its Registration Statement on Form S-4 (File No. 333-139221) to February 13, 2007 at 2:30 p.m. (EST) or as soon thereafter as practicable.

We hereby acknowledge that:

1.	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	we may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

February 12, 2007

Page Two

If you have any questions, please call the undersigned at (713) 507-6400 or Amos J. Oelking III of Akin Gump Strauss Hauer & Feld LLP at (713) 220-8137.

Very truly yours,

DYNEGY ACQUISITION, INC.

By:	/s/ Kent R. Stephenson
Kent R. Stephenson
Senior Vice President